

GLOBEX

PRESS RELEASE

Globex Mining Enterprises Inc.

Ref.: File no. 82-4025

"At Home in North America"

19,240,074 shares issued and outstanding

May 19, 2010



10015808

SUPPL

Globex Well Positioned in Gold Play

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) wishes to inform shareholders that Typhoon Exploration Inc. (TYP-TSXV) has announced the optioning of its Fayolle Gold land package in Clericy and Aiguebelle townships Quebec to Aurizon Mines Ltd. (ARZ-TSX). (see press release dated May 18, 2010).

Globex holds a 2% net smelter royalty ("NSR") on a large number of claims making up the Typhoon land package including those covering the Fayolle Gold zone mineral resource and a number of priority exploration targets.

In addition, Globex holds 100% interest in the Victoria Gold property adjoining to the east of the Typhoon land package and 100% interest in the Railroad Gold property adjoining to the west. Previous drilling and prospecting on the Victoria Gold property encountered wide zones of gold bearing quartz-carbonate-fuschite alteration and veining. Drilling on the Railroad gold property encountered gold bearing quartz pyrite veins in a large quartz feldspar porphyry sill.

Globex has just completed a drill hole on the Railroad property targeted at the gold bearing feldspar porphyry and is reviewing the Victoria Gold property data. Both properties straddle, in part, the gold localizing Porcupine-Destor Fault and reports by Typhoon on alteration and target selection indicates a priority target on Globex's Victoria claims. We will either explore both properties for our own account or make them available for option as per Globex's royalty model.

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Forward Looking Statements